UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2008

___________________________

BHP BILLITON LIMITED
(ABN 49 004 028 077)
(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA
3000 AUSTRALIA
(Address of principal executive offices)

BHP BILLITON PLC
(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM
(Address of principal executive offices)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time   IMMEDIATE
Date                  23 July 2008
Number             27/08

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 30 JUNE 2008

This report covers the Company’s exploration and development activities for the quarter ended 30 June 2008. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

First production was successfully achieved at the Samarco Third Pellet Plant (iron ore) and Cliffs (nickel) was handed over to operations during the quarter ended 30 June 2008. In addition, Neptune (petroleum) delivered first production on 6 July 2008. These projects will not be reported in future Exploration and Development Reports.

During the quarter Worsley Efficiency & Growth (alumina) was sanctioned.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Neptune (US) 35% Oil/Gas	405	Mid CY08	50,000 barrels of oil and 50 million cubic feet gas per day	First production announced, see News Release dated 6 July 2008. Six of seven wells have been completed with the operation now ramping up towards full oil and gas production.
North West Shelf Angel (Australia) 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day and 50,000 bpd condensate	Ahead of schedule and budget. Offshore hook up complete and final commissioning is in progress.
North West Shelf Train 5 (Australia) 16.67% LNG	350	Late CY08	LNG processing capacity of 4.2 million tpa	On schedule and budget. On-site commissioning continued.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	On schedule and budget. Hull installed and topsides successfully mated to hull as of 11 July 2008. Two wells completed, third well being drilled.
Pyrenees (Australia) 71.43% Oil/Gas	1,200	1H CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On schedule and budget. Fabrication of pipeline and umbilical tubes complete. Engineering, procurement, construction and installation contract executed.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Detailed engineering progressing. Long lead steel procurement continued.
Minerals Projects
Alumar – Refinery Expansion (Brazil) 36% Alumina	725	Q2 CY09	2 million tpa of alumina	Schedule and budget under review following advice from Operator. Engineering has been completed and procurement is well advanced. Construction is 60% complete and project is overall 80% complete.
Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	1H CY11	1.1 million tpa of alumina	Approval announced, see News Release dated 1 May 2008. Engineering and procurement underway. Long lead items ordered. Early construction activities started.
Cliffs (Australia) 100% Nickel	139	1H CY08	360,000 tpa nickel ore	On schedule and budget. The mining activity was transitioned to the operations on 30 June 2008. The surface and minor underground capital works will continue until October 2008.
Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	1H CY10	26 million tpa additional iron ore system capacity	On schedule and budget in local currency. Engineering is now over 85% complete and construction over 40% complete.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Samarco Third Pellet Plant (Brazil) 50% Iron Ore	590	1H CY08	7.6 million tpa additional iron ore capacity	First production achieved during April 2008. Pelletising plant is operating at design capacity and the concentration plant is in ramp up.
Gemco (Australia) 60% Manganese	110	1H CY09	1 million tpa of additional manganese concentrate	On schedule and budget. Project civil construction is underway and procurement activities progressing well. Project is 41% complete.
Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	End CY10	Export coal loading facility 30 million tpa	On schedule and budget. Engineering is now 95% complete. Construction and dredging commenced with procurement well advanced.
Klipspruit (South Africa) 100% Energy Coal	450	2H CY09	Incremental 1.8 million tpa export thermal coal Incremental 2.1 million tpa domestic thermal coal	On schedule and budget. Engineering significantly advanced with civil works across site well underway and the construction of the processing plant over 50% complete.
Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Civil and earthworks contractors have been mobilised with procurement of long lead items placed.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and partnerships.

Grassroots exploration continued on copper targets in Australia, Chile and the Democratic Republic of Congo (DRC); on nickel targets in Australia, Russia, Colombia and Africa and on diamond targets in the DRC. Exploration for iron ore, coal and bauxite was undertaken in a number of regions including Australia, South America, Russia and West Africa.

For the year ended 30 June 2008, BHP Billiton spent US$658 million on minerals exploration, of which US$547 million was expensed.

In addition to the above grassroots activities, the following updates are provided:

Pampa Escondida

The Escondida resource base presents numerous options for delivering production growth in future years that are currently under study. These studies, including the addition of a third concentrator, are at various stages of development, and are focused on increasing copper production in the face of declining ore grades, either through improved copper recovery or increased production rates.

Extensive exploration of the Escondida mining lease has been underway in recent years; with the knowledge that additional reserves will enhance the investment in further concentrator capacity. Exciting results are being obtained in several areas close to existing infrastructure and processing facilities, including the new Pampa Escondida prospect. Drilling to date suggests that Pampa Escondida contains at least 1 billion metric tonnes of porphyry style mineralisation.1, 2

In order to properly and rapidly evaluate identified exploration targets, decisions were recently made to aggressively expand the exploration and development drilling program. The drilling program will be ramping up from 11 drill rigs that completed 94,351 metres in the 12 months ended 30 June 2008 to 25 drill rigs estimated to complete 320,000 metres in the 12 months ending 30 June 2009, maintaining the capability of completing over 300,000 metres annually. Over the next five years, Escondida will invest an estimated US$327 million (US$188 million BHP Billiton share) in drilling, assaying, and metallurgical testwork across the entire mining lease. This work will be directed at the delineation and expansion of three specific projects (including Pampa Escondida), along with the continued exploration of additional targets based on new geological models of mineralisation from the recent work.

Iron Ore and Manganese Resources and Reserves

During the quarter, increases in iron ore and manganese resources and reserves were announced, incorporating:

·	A 46% increase in the Mineral Resource and a 23% increase in the Ore Reserve at Western Australia Iron Ore;
·	An 11% increase in the Mineral Resource and a 30% increase in the Ore Reserve at Samarco Mineracao; and
·	An 82% increase in the Mineral Resource at Samancor Manganese. Work is in progress to incorporate the new Manganese Resource and estimate its impact on Manganese Reserves.

See News Release dated 24 June 2008 for further information including Competent Persons statements.

[1] The minimum value on the range of potential mineralisation in the Pampa Escondida project is based on probabilistic and deterministic assessment of limited drill results by experts with knowledge of the data and mineral deposits of similar characteristics. The target definition is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource.

[2] Competent persons for Escondida: R Preece (FAusIMM) and J McCluskey (MAusIMM) are full time employees of BHP Billiton and have the required qualifications and experience, and are Competent Persons for Pampa Escondida, which is reported under Section 18 of the JORC code. R. Preece and J. McCluskey verify that this report is based on and fairly reflects the information in the supporting documentation relating to Exploration Results.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2008.

WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Thebe-2	Exmouth Plateau Western Australia WA-346-P	100% BHP Billiton and operator	Hydrocarbons encountered. Plugged and abandoned.
Snarf-1	Browse Basin Western Australia WA-275-P	20% BHP Billiton (Woodside operator)	Dry hole. Plugged and abandoned.

Petroleum exploration expenditure for the year ended 30 June 2008 was US$692 million, of which US$312 million was expensed.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Cautionary Note to US Investors – The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this release, including “resources” and “porphyry style mineralisation”, would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC's Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (and, with respect to iron ore Reserves, the BHP Billiton Reserves News Release, dated 24 June 2008 and available at bhpbilliton.com and www.sec.gov), for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc
Date: 24 July 2008	By: Jane McAloon
__________________________________ Name: Jane McAloon Title: Group Company Secretary